SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                  FORM 11-K




                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One):
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934
For the fiscal year ended  December 31, 1997

                                     OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
For the transition period from _________ to _________


                          Commission file number 1-5471

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      GLOBAL MARINE SAVINGS INCENTIVE PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               GLOBAL MARINE INC.
                            777 N. Eldridge Parkway
                           Houston, Texas  77079-4493

                        GLOBAL MARINE SAVINGS INCENTIVE PLAN

                  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                       WITH REPORT OF INDEPENDENT ACCOUNTANTS

                       As of December 31, 1997 and 1996, and
                       for the Year Ended December 31, 1997

                     GLOBAL MARINE SAVINGS INCENTIVE PLAN

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                               TABLE OF CONTENTS


                                                                    Page
                                                                    ----

Report of Independent Accountants                                      2


Financial Statements:


   Statement of Net Assets Available For Benefits, with Fund
     Information, as of December 31, 1997 and 1996                     3


   Statement of Changes In Net Assets Available For Benefits,
     with Fund Information, for the Year Ended December 31, 1997       4


   Notes to Financial Statements                                       5


Supplemental Schedules:

   Item 27a - Schedule of Assets Held For Investment Purposes
     as of December 31, 1997                                          11

   Item 27d - Schedule of Reportable Transactions for the Year
     Ended December 31, 1997                                          12



All other schedules are omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Administrator of the
     Global Marine Savings Incentive Plan:


We have audited the accompanying statement of net assets available for benefits of the Global Marine Savings Incentive Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the management of Global Marine Corporate Services Inc. (the Plan sponsor). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic Plan financial statements taken as a whole. The supplemental schedules identified in the table of contents on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  /s/ Coopers & Lybrand L.L.P.

Houston, Texas
June 19, 1998


                                     GLOBAL MARINE SAVINGS INCENTIVE PLAN
                      Statement of Net Assets Available For Benefits, with Fund Information as of December 31, 1997 and 1996

                                                      Participant Directed
                      __________________________________________________________________________________
                      Retirement                                           U.S.
                        Money       Managed   Intermediate    Equity-    Equity                Blue Chip
                        Market       Income       Bond        Income      Index    Magellan      Growth
                      ----------    -------   ------------    ------     ------    --------    ---------

December 31, 1997:
  Assets:
    Investments, at
      fair value      $1,938,265  $2,067,304    $316,086    $6,592,195  $563,769  $8,490,566  $2,353,758
                      ----------  ----------    --------    ----------  --------  ----------  ----------
Net Assets Available
  for Benefits        $1,938,265  $2,067,304    $316,086    $6,592,195  $563,769  $8,490,566  $2,353,758
                      ==========  ==========    ========    ==========  ========  ==========  ==========

                                      Participant Directed
                      _________________________________________________
                         Asset    Low-Priced   Diversified      GMI      Participant
                        Manager      Stock      Internat'l     Stock        Loans        Total
                        -------   ----------   -----------     -----     -----------     -----

December 31, 1997:
  Assets:
    Investments, at
      fair value      $1,044,983   $958,354     $298,481    $11,197,492   $1,071,970   $36,893,223
                      ----------   --------     --------    -----------   ----------   -----------
Net Assets Available
  for Benefits        $1,044,983   $958,354     $298,481    $11,197,492   $1,071,970   $36,893,223
                      ==========   ========     ========    ===========   ==========   ===========


                                                 Participant Directed
                      ___________________________________________________________________________
                      Retirement
                        Money        Managed   Intermediate    Equity-                  Blue Chip
                        Market        Income       Bond        Income      Magellan       Growth
                      ----------     -------   ------------    ------      --------     ---------
December 31, 1996:
Assets:
  Investments, at
    fair value        $1,973,590   $1,953,006    $141,955    $4,528,393   $7,713,178   $1,553,838
                      ----------   ----------    --------    ----------   ----------   ----------
Net Assets Available
  for Benefits        $1,973,590   $1,953,006    $141,955    $4,528,393   $7,713,178   $1,553,838
                      ==========   ==========    ========    ==========   ==========   ==========



                        Participant Directed
                      ________________________
                         Asset         GMI       Participant
                        Manager       Stock         Loans        Total
                        -------       -----      -----------     -----

December 31, 1996:
Assets:
  Investments, at
    fair value        $  311,949   $ 8,770,143   $  960,669   $27,906,721
                      ----------   -----------   ----------   -----------
Net Assets Available
  for Benefits        $  311,949   $ 8,770,143   $  960,669   $27,906,721
                      ==========   ===========   ==========   ===========


                                       The accompanying notes are an
                                 integral part of the financial statements.


                                 GLOBAL MARINE SAVINGS INCENTIVE PLAN
                 Statement of Changes In Net Assets Available For Benefits, with Fund Information for the Year Ended December 31, 1997

                                                         Participant Directed
                           ___________________________________________________________________________________
                           Retirement                                           U.S.
                             Money       Managed   Intermediate    Equity-     Equity                Blue Chip
                             Market       Income        Bond       Income       Index    Magellan      Growth
                           ----------    -------   ------------    ------      ------    --------    ---------

Additions:
  Employer contributions   $   94,233  $   68,291    $ 15,455    $  188,977  $  9,044   $  263,843  $   97,482
  Employee contributions      281,890     232,072      51,494       675,314    41,879      860,359     399,376
  Transfers in                650,891     503,814     254,351       795,857   629,206      361,273     456,459
  Interest income              99,168     118,028      11,066             -         -            -           -
  Dividend income                   -           -           -       354,505     9,840      539,363     109,419
  Net appreciation                  -           -       2,308     1,093,473    73,490    1,196,429     339,276
                           ----------  ----------    --------    ----------  --------   ----------  ----------
Total additions             1,126,182     922,205     334,674     3,108,126   763,459    3,221,267   1,402,012
                           ----------  ----------    --------    ----------  --------   ----------  ----------

Deductions:
  Benefit payments             76,970      80,397      32,716       249,295   151,780      295,533      71,387
  Administrative fees           3,623       1,975         344         2,611         -        2,022         168
  Transfers out             1,080,914     725,535     127,483       792,418    47,910    2,146,324     530,537
                           ----------  ----------    --------    ----------  --------   ----------  ----------
Total deductions            1,161,507     807,907     160,543     1,044,324   199,690    2,443,879     602,092
                           ----------  ----------    --------    ----------  --------   ----------  ----------
Net additions (deductions)    (35,325)    114,298     174,131     2,063,802   563,769      777,388     799,920

Net assets available,
  beginning of year         1,973,590   1,953,006     141,955     4,528,393         -    7,713,178   1,553,838
                           ----------  ----------    --------    ----------  --------   ----------  ----------
Net assets available,
  end of year              $1,938,265  $2,067,304    $316,086    $6,592,195  $563,769   $8,490,566  $2,353,758
                           ==========  ==========    ========    ==========  ========   ==========  ==========

                                           Participant Directed
                           __________________________________________________
                              Asset     Low-Priced   Diversified      GMI      Participant
                             Manager       Stock      Internat'l     Stock        Loans          Total
                             -------    ----------   -----------     -----     -----------       -----

Additions:
  Employer contributions   $   21,079    $ 16,256     $  9,216    $   204,005                 $   987,881
  Employee contributions       84,399      69,628       43,878        749,557                   3,489,846
  Transfers in                682,415     755,589      298,184      2,092,631   $  491,096      7,971,766
  Interest income                   -           -            -              -       82,952        311,214
  Dividend income              81,550      60,090       10,534              -            -      1,165,301
  Net appreciation             15,928      93,117       16,236      2,063,343            -      4,893,600
                           ----------    --------     --------    -----------   ----------    -----------
Total additions               885,371     994,680      378,048      5,109,536      574,048     18,819,608
                           ----------    --------     --------    -----------   ----------    -----------

Deductions:
  Benefit payments            113,135         660            -        758,211       20,261      1,850,345
  Administrative fees              84           4           43            121            -         10,995
  Transfers out                39,118      35,662       79,524      1,923,855      442,486      7,971,766
                           ----------    --------     --------    -----------   ----------    -----------
Total deductions              152,337      36,326       79,567      2,682,187      462,747      9,833,106
                           ----------    --------     --------    -----------   ----------    -----------
Net additions (deductions)    733,034     958,354      298,481      2,427,349      111,301      8,986,502

Net assets available,
  beginning of year           311,949           -            -      8,770,143      960,669     27,906,721
                           ----------    --------     --------    -----------   ----------    -----------
Net assets available,
  end of year              $1,044,983    $958,354     $298,481    $11,197,492   $1,071,970    $36,893,223
                           ==========    ========     ========    ===========   ==========    ===========


                                       The accompanying notes are an
                                integral part of the financial statements.

                          GLOBAL MARINE SAVINGS INCENTIVE PLAN
                              Notes to Financial Statements
                                     December 31, 1997


1.  Description of the Plan

The following brief description of the Global Marine Savings Incentive Plan (the "Plan") is provided for general informational purposes only. For more complete information, participants should refer to the "Savings Incentive Plan" section of the Global Marine Employee Handbook, to the "Information for Participants" document and other documents constituting a prospectus under the Securities Act of 1933, and to the Plan document.

General

The Plan is a defined contribution plan covering all employees of the Plan sponsor, Global Marine Corporate Services Inc. ("GMCSI"), and of each Participating Employer, as defined in the Plan, who are U.S. citizens or resident aliens. Prior to March 1, 1998, employees were required to have at least one year of service, have completed at least 1,000 hours of service during that year, and be twenty-one years of age or older to be eligible to participate. Effective March 1, 1998, the minimum service and age requirements were removed from the Plan. The Plan is subject to the provisions of sections 401(a), 401(k) and 501(a) of the Internal Revenue Code of 1986, and the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Each participant may elect to defer in any whole percent a portion of his or her compensation for each pay period, from a minimum of one percent to a maximum of six percent, as a pretax basic contribution. Each participant may also elect to defer in any whole percent an additional one to nine percent of his or her compensation for each pay period as a pretax excess contribution, provided, however, that the combined total of the pretax basic contribution and the pretax excess contribution cannot exceed fifteen percent of compensation. Prior to July 1, 1998, the employer matched pretax basic contributions in an amount equal to 100 percent of the first one percent of compensation contributed, 50 percent of the second one percent of compensation contributed, and 25 percent of each of the next four percentage points of compensation contributed. Effective July 1, 1998, the employer will match dollar for dollar each participant's pretax basic contribution. The employer does not make matching contributions on pretax excess contributions. Each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income tax purposes, which, for 1997, was $9,500. The amount of a participant's annual compensation which may be taken into account for purposes of determining the amount of the employer match or for any other purpose under the Plan shall not exceed an amount prescribed annually by the Internal Revenue Service ("IRS"). The prescribed amount was $160,000 for 1997. Each participant's employee and employer accounts are fully vested and nonforfeitable at all times, except as noted below.

The amount that can be deferred by any participant who is designated as a highly compensated employee ("HCE") under IRS guidelines may be limited to an amount which is less than the maximum annual deferral amount prescribed by the IRS. Whether or not such limitations are imposed in a given year will depend on whether the Plan passes certain tests with respect to the deferral rates of HCEs in comparison with non-HCEs. Failure to pass these tests may result in the refunding of a portion of each HCE's employee contribution for the year and the inclusion of such amount in his or her taxable income for the year. Any matching employer contribution on such refunded amount will (i) be forfeited by the participant and applied to reduce the employer's matching contribution for the following year, (ii) if so determined by the Compensation Committee of the Board of Directors of Global Marine Inc. ("GMI") and ratified by GMCSI's Board of Directors, be distributed to the participants to whose accounts such excess contributions were originally allocated and included in the participants' taxable earnings for the year, or (iii) be otherwise allocated in a nondiscriminatory manner.

There were no excess participant contributions attributable to HCEs in either 1997 or 1996 required to be refunded to participants.

Account Valuation and Payment of Benefits

Participant account balances are valued as of the close of each business day. Participants are eligible for a distribution following termination of service, financial hardship, as defined by the Plan, or attainment of age 59-1/2. Participants or beneficiaries will receive their benefits in a single lump-sum distribution. Hardship withdrawals are limited to participant contributions and earnings thereon as of December 31, 1988, plus participant contributions and rollovers made thereafter.

Investment Options

Participants may elect to have their employee and employer contributions invested in one or more of the investment options listed below. Each of the Fidelity funds listed below, with the exception of the Managed Income Portfolio, is an open-end, diversified management investment company managed by Fidelity Management & Research Company ("FMRC"). The Managed Income Portfolio is a commingled pool of investments managed by Fidelity Management Trust Company ("FMTC"). The number of participants in each investment option as of December 31, 1997 is noted parenthetically.

    FIDELITY RETIREMENT MONEY MARKET PORTFOLIO - (254) A money market fund managed with the objective of seeking as high a level of income as is consistent with the preservation of capital and liquidity. The fund invests in U.S. dollar-denominated money-market instruments of U.S. and foreign issuers, short-term corporate obligations, U.S. government obligations and certificates of deposit.

    FIDELITY MANAGED INCOME PORTFOLIO - (238) A commingled pool of short-term and long-term investment contracts issued by insurance companies, banks or other approved financial institutions managed with the objective of preservation of capital and a competitive level of income over time. The average portfolio maturity generally ranges from two to three years.

    FIDELITY INTERMEDIATE BOND FUND - (69) A fixed-income security fund managed with the objective of seeking a high level of current income by investing in investment-grade corporate debt obligations, obligations issued or guaranteed by the U.S. government or any of its agencies and obligations of U.S. banks, including certificates of deposit and bankers' acceptances. The average portfolio maturity ranges from three to ten years. The values of the securities in this fund will vary with interest rates, and the yield will fluctuate with market conditions.

    SPARTAN U.S. EQUITY INDEX PORTFOLIO - (34) A growth and income fund which seeks to duplicate the composition and total return of the Standard and Poor's 500 Stock Index (the "S&P 500"). The S&P 500 is a widely recognized unmanaged index of 500 common stocks chosen for market value, liquidity and industry group representation. The index is market-value weighted with each stock's weight proportionate to its market value (stock price times the number of shares outstanding) in relation to the market value of all stocks in the index.

    FIDELITY EQUITY-INCOME FUND - (454) An income-oriented stock fund managed with the objective of achieving yields exceeding the composite yield on securities comprising the S&P 500 Stock Index with the potential for capital growth. Investments consist primarily of common and preferred stocks and debt obligations convertible into common stocks.

    FIDELITY MAGELLAN FUND - (512) An aggressive stock fund managed with the objective of seeking long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks of both well-known and lesser-known domestic, foreign and multinational companies.

    FIDELITY BLUE CHIP GROWTH FUND - (286) A common stock fund managed with the objective of seeking growth of capital over the long term by investing in a diversified portfolio of common stocks of well-known and established companies. Most of the fund investments are in companies included in the S&P 500 Stock Index or in the Dow Jones Industrial Average.

    FIDELITY ASSET MANAGER FUND - (79) A fund managed with the objective of seeking a high total return with reduced risk over the long term. The fund invests in a mix of domestic and foreign equities, bonds and short-term debt instruments. The mix is gradually adjusted to respond to changing market conditions. The fund's managers define a neutral mix as 10% of assets in short-term debt instruments, 40% in intermediate to long-term bonds, and 50% in equity securities. The actual range for each category is zero to 50% in short-term debt instruments, 20% to 60% in intermediate- to long-term bonds, and 30% to 70% in equities.

    FIDELITY LOW-PRICED STOCK FUND - (58) An aggressive growth fund that invests in stocks That the fund's manager considers to be low-priced at the time of purchase ($35 per share, or less).

    FIDELITY DIVERSIFIED INTERNATIONAL FUND - (41) A fund investing primarily in foreign equity securities seeking to achieve capital growth greater than the Morgan Stanley Capital International Europe, Australasia, Far East ("EAFE") Index. The EAFE is an unmanaged index of common stocks of over 1,000 foreign companies.

    GLOBAL MARINE INC. STOCK FUND - (372) An unmanaged fund composed solely of common stock of GMI.

Participant Loans

Under the Plan's loan feature, participants may borrow from their accounts by transferring from their fund balances a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their fund balances, excluding amounts invested in the GMI Stock Fund. Participants may initiate one home loan and one general-purpose loan per calendar year but may have only one of each type of loan outstanding at any time. Loan terms range from six months to five years for general-purpose loans and from five to fifteen years for home loans. The loans are collateralized by the balances in the participants' accounts and bear interest at rates determined from time to time by the Plan administrative committee. Interest rates on loans outstanding as of December 31, 1997, ranged from 8-1/4% to 8-3/4%. Principal and interest are paid through monthly payroll deductions. Loan fees are deducted from participant accounts.

2.  Summary of Significant Accounting Policies

The financial statements of the Plan were prepared on an accrual basis in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of asset additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan's investments are stated at fair value. Shares in the funds managed by FMRC and FMTC were valued based on their quoted closing net asset values per share. The shares of GMI common stock were valued at the quoted closing market price per share. Participant loans were valued at cost, which approximated fair value. Purchases and sales of shares were recorded on a trade-date basis.

The net appreciation or depreciation presented in the statement of changes in net assets available for benefits consists of the realized gains or losses on shares redeemed or sold during the year and the net change in unrealized appreciation or depreciation on shares held at year end.

Custodial and record-keeping fees charged by FMTC, the Plan trustee, were paid by GMCSI and were not charged to the Plan. Participant loan initiation and maintenance fees were paid by the applicable participant. No charge was made to the Plan for GMCSI's applicable administrative costs.

3.  Amendments

The first amendment to the Plan, as amended and restated effective October 1, 1995, was adopted May 12, 1997. Under the amendment, which became effective October 1, 1995, the account of each participant who terminates service will be charged an administrative fee, currently $60 per year beginning one year after termination, if the participant does not elect to receive his or her benefits from the Plan. In addition, the amendment added three new investment options, the Fidelity U.S. Equity Index Portfolio (later renamed the

Spartan U.S. Equity Index Portfolio), the Fidelity Low-Priced Stock Fund, and the Fidelity Diversified International Fund, effective January 6, 1997.

The second amendment to the Plan was adopted February 25, 1998. Among other things, the second amendment removed the minimum service and age requirements as conditions for participation in the Plan effective March 1, 1998.

The third amendment to the Plan was adopted June 19, 1998. This amendment increased the amount of the employer match effective July 1, 1998, to 100 percent of each participant's first six percent of compensation contributed to the Plan. As a result of the increase in the employer match, the deferral rates among HCEs will no longer be limited under the nondiscrimination testing requirements effective January 1, 1999.

4.  Related Party Transactions

One of the Plan's fund managers, FMTC, is also the trustee as defined by the Plan. The Plan's other fund manager, FMRC, is an affiliate of FMTC. Purchases and sales of shares of funds managed by FMTC and FMRC are considered exempt party-in-interest transactions by the U.S. Department of Labor.

5.  Tax Status

The Plan is designed to constitute a qualified plan under section 401(a) of the Internal Revenue Code ("IRC") and is not subject to federal income taxes. The IRS issued its latest determination letter dated March 23, 1994. In the letter, the IRS stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been further amended, the Plan administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                             SUPPLEMENTAL SCHEDULES


                            GLOBAL MARINE SAVINGS INCENTIVE PLAN
              Item 27a - Schedule of Assets Held For Investment Purposes
                                  as of December 31, 1997

                                                       Number
                                                         of                    Current
    Identity of Issue          Description             Shares     Cost(1)       Value
    -----------------          -----------             ------     ------       -------
Fidelity Retirement Money
  Market Portfolio          Money market fund        1,938,265  $ 1,938,265  $ 1,938,265

Fidelity Managed Income
  Portfolio                 Commingled pool of
                            investment contracts,
                            issued by banks and
                            insurance companies      2,067,304    2,067,304    2,067,304

Fidelity Intermediate
  Bond Fund                 Bond fund                   31,080      314,215      316,086

Fidelity Equity-Income
  Fund                      Stock and bond fund        125,781    4,646,564    6,592,195

Spartan U.S. Equity Index
  Portfolio                 Common stock fund           16,117      502,849      563,769

Fidelity Magellan Fund      Common stock fund           89,121    6,388,122    8,490,566

Fidelity Blue Chip
  Growth Fund               Common stock fund           59,649    1,964,100    2,353,758

Fidelity Asset Manager
  Fund                      Stock, bond, and short-
                            term instrument fund        56,947    1,037,671    1,044,983

Fidelity Low-Priced
  Stock Fund                Common stock fund           38,136      866,381      958,354

Fidelity Diversified
  International Fund        Foreign stock fund          18,505      291,205      298,481

GMI Stock Fund              Shares of GMI common
                            stock                      455,868    5,480,529   11,197,492

Participant Loans           Loans to participants,
                            at annual rates of
                            interest ranging from
                            8-1/4% to 8-3/4%                 -            -    1,071,970
                                                                -----------  -----------
                                                                $25,497,205  $36,893,223
                                                                ===========  ===========

__________________
 (1) Cost was determined based on historical cost.


                               GLOBAL MARINE SAVINGS INCENTIVE PLAN
                          Item 27d - Schedule of Reportable Transactions
                               for the Year Ended December 31, 1997

                                              Purchase        Selling     Cost of      Current     Net Gain
Identity of Party    Description of Asset       Price          Price       Asset       Value(1)   or (Loss)(2)
-----------------    --------------------     --------        -------     -------      -------    -----------

Series of
 Transactions:

FMRC               Purchases of Retirement
                   Money Market Portfolio,
                   at various times during
                   the year                  $1,126,182           N/A          N/A   $1,126,182           N/A

FMRC               Sales of Retirement
                   Money Market Portfolio,
                   at various times during
                   the year                         N/A    $1,161,507   $1,161,507   $1,161,507             -

FMRC               Purchases of Equity-
                   Income Fund, at various
                   times during the year     $2,014,653           N/A          N/A   $2,014,653           N/A

FMRC               Sales of Equity-Income
                   Fund, at various times
                   during the year                  N/A    $1,044,324     $799,176   $1,044,324      $245,148

FMRC               Purchases of Magellan
                   Fund, at various times
                   during the year           $2,024,838           N/A          N/A   $2,024,838           N/A

FMRC               Sales of Magellan Fund,
                   at various times during
                   the year                         N/A    $2,443,879   $1,910,174   $2,443,879      $533,705

FMTC               Purchases of Managed
                   Income Portfolio, at
                   various times during
                   the year                    $922,205           N/A          N/A     $922,205           N/A

FMTC               Sales of Managed Income
                   Portfolio, at various
                   times during the year            N/A      $807,907     $807,907     $807,907             -

FMRC               Purchases of Blue Chip
                   Growth Fund, at various
                   times during the year     $1,062,736           N/A          N/A   $1,062,736           N/A

FMRC               Sales of Blue Chip
                   Growth Fund, at various
                   times during the year            N/A      $602,092     $523,425     $602,092       $78,667

FMTC               Purchases of GMI common
                   stock, at various times
                   during the year           $3,046,193           N/A          N/A   $3,046,193           N/A

FMTC               Sales of GMI common
                   stock, at various times
                   during the year                  N/A    $2,682,187     $954,487   $2,682,187    $1,727,700


Normal expenses associated with asset purchases are included in the asset cost and are not disclosed separately. All other required information which is not presented here has been omitted for the reason that such information is not applicable, or can be obtained from information found elsewhere in the financial statements.

________________________
 (1) On transaction date.
 (2) Gain or loss on sale transactions was computed using the average-cost method.

                                 SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                GLOBAL MARINE SAVINGS INCENTIVE PLAN


Date: June 22, 1998             By: /s/ W. Matt Ralls
                                    --------------------------------
                                    Chairman of the Administrative
                                    Committee of the Global Marine
                                    Savings Incentive Plan